Exhibit 99.1

Amaya Completes $150 Million Sale of Chartwell and Cryptologic to NYX

MONTREAL, July 31, 2015 - Amaya Inc. (“Amaya”) (TSX: AYA, NASDAQ: AYA) today announced the completion of its sale of its B2B online gaming businesses, Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) (“Chartwell”) and Cryptologic Limited (“Cryptologic”), to NYX Gaming Group Limited (TSXV: NYX) (“NYX”) for $150,000,000. All dollar ($) figures contained herein are in Canadian dollars unless noted otherwise.

Chartwell, which Amaya purchased in July 2011, operates a B2B online casino gaming platform and an online casino gaming titles business. Cryptologic, which Amaya purchased in April 2012, owns a B2B library of online casino games and operates an online casino software and services business.

The terms of the transaction included the sale of 100% of the issued and outstanding shares of Chartwell to NYX Digital Gaming (Canada) ULC (“NYX Digital”), a wholly-owned subsidiary of NYX, and 100% of the issued and outstanding shares of Cryptologic to NYX, each pursuant to a share purchase agreement, dated April 9, 2015, as amended on July 31, 2015 (collectively, the “Transaction”).

The total consideration for the Transaction was $150,000,000 (the “Purchase Price”) on a cash-free and debt-free basis, subject to working capital adjustments. A total of $110,000,000 of the Purchase Price was paid in cash ($50,000,000 by NYX Digital and $60,000,000 by NYX) and the balance of the Purchase Price was paid through the issuance by NYX Digital of exchangeable preferred shares with a value of $40,000,000 as of the issuance date.

The exchangeable preferred shares (i) rank in priority to all common shares and any other preferred shares of NYX Digital outstanding as of the closing of the Transaction in the event of the winding-up, dissolution or liquidation of NYX Digital; (ii) are redeemable for cash at any time at the option of NYX Digital and are subject to mandatory redemption in the event of any financing completed by NYX or any of its affiliates, in each case at a price equal to an initial liquidation preference of $40,000,000, as adjusted from time to time; (iii) are not entitled to receive any dividends; (iv) are not transferrable or assignable, except to an affiliate; and (v) are exchangeable into NYX ordinary shares at any time after six months from the closing date, in whole or in part, upon 35 days’ advance written notice to NYX Digital, at the then applicable exchange ratio, which is initially 8 million NYX ordinary share per exchangeable preferred share of NYX Digital. The exchange ratio will increase after six months at an initial rate of 3%, followed by 6% every six months from months 12 to 24 and 9% every six months thereafter.

As part of the Transaction and as previously announced by Amaya, a subsidiary of Amaya entered into a supplier licensing agreement with NYX pursuant to which NYX will provide certain casino gaming content to Amaya’s real-money casino offering which Amaya intends to integrate into the PokerStars and Full Tilt branded casino websites.

“We are very proud to have created substantial value in these businesses and to return that value to shareholders,” said David Baazov, Chairman and CEO of Amaya. “With our B2B businesses now divested, we can focus on our consumer online gaming operations and enhancing shareholder value through deleveraging.”

“We also look forward to our ongoing relationship with these businesses through our licensing arrangement, which will give our casino brands access to the popular and innovative titles from NYX,” Baazov added.

Osler, Hoskin & Harcourt LLP acted as counsel to Amaya and its subsidiaries in connection with the Transaction and Wiggin LLP acted as counsel to Amaya in connection with its negotiation of the Licensing Agreement. Stikeman Elliott LLP acted as counsel to NYX and NYX Digital in connection with the Transaction.

About Amaya

Amaya is a leading provider of technology-based solutions, products and services in the global gaming and interactive entertainment industries. Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. PokerStars is the world’s most popular and successful online poker brand.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act and applicable securities laws. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” and similar references to future periods or the negatives of these words and expressions. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although Amaya and its management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2014 and in its Management’s Discussion and Analysis for the period ended March 31, 2015, each available on SEDAR at www.sedar.com and Edgar at www.sec.gov, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For further information:

For Media Inquiries: Eric Hollreiser, Press@amaya.com

For Investor Inquiries: Tim Foran, +1.416.545.1325, ir@amaya.com